# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TreeHouse Foods, Inc., CIK 0001320695
CUSIP: 89469A104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2021 SPRING ROAD, SUITE 600, OAK BROOK, Illinois (IL), 60523
Date of event which requires filing of this statement: 02/11/2026
Amends the filing with accession number 0000000000-00-000000
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TreeHouse Foods, Inc.
Address of issuer's principal executive offices: 2021 SPRING ROAD, SUITE 600, OAK BROOK, Illinois (IL), 60523
Comment: This Amendment No. 8 ("Amendment No. 8") amends the statement on Schedule 13D filed with the SEC on February 10, 2021 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 8 amends Items 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 11, 2026, the previously announced merger (the "Merger") among the Issuer and Industrial F&B Investments II, Inc. ("Parent") and Industrial F&B Investments III, Inc. ("Merger Sub") was consummated, upon which each share of Common Stock issued and outstanding immediately before the effective time of the Merger (the "Effective Time"), subject to certain exceptions, was canceled and converted into the right to receive (1) $22.50 in cash, plus (2) one CVR (as defined in the Merger Agreement), in each case, without interest and less applicable withholding taxes.

In addition, each RSU outstanding as of immediately prior to the Effective Time fully vested and was canceled in exchange for the right to receive (1) a cash payment in an amount equal to the product of the total number of shares of Common Stock underlying such RSU, multiplied by $22.50 and (2) one CVR for each share of Common Stock underlying such RSU, in each case, without interest and subject to any applicable tax withholding, and with respect to (1), to be paid within 10 business days after the Effective Time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

As of the close of business on the date hereof, the Reporting Person no longer may be deemed to beneficially own any shares of Common Stock or RSUs.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

As of the close of business on the date hereof, the Reporting Person no longer may be deemed to beneficially own any shares of Common Stock or RSUs.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

In addition the closing of the Merger described in Item 4, information concerning transactions in the shares of Common Stock effected by the Reporting Person during the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions listed in Schedule A were effected in the open market through various brokerage entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

February 11, 2026

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (02/11/2026)